mondi

2009 JAN 21 A 2:10

London Office

Building 1, 1st Floor
Aviator Park, Station Road
Addlestone KT15 2PG, United Kingdom
Tel: +44 (0)1932 826300
Fax: +44 (0)1932 826350
www.mondigroup.com

13 January 2009

[redacted]

09045148

Securities & Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, D.C. 20549
USA

SUPPL

Dear Sir

MONDI LIMITED – FILE NO. 82-35166
MONDI plc – FILE NO. 82-35165

In accordance with Rule 12g3-2(b), please find enclosed the following documents:

Mondi Limited

- Form CM29 relating to a director's change of address – filed with the South African Companies Registration Office on 12 January 2009

Mondi plc

- Form 288c relating to a director's change of address – filed with the UK Registrar of Companies on 5 January 2009
- Form CM29 relating to a director's change of address – filed with the South African Companies Registration Office on 13 January 2009

Should you have any queries, please don't hesitate to contact me.

Yours faithfully

Jenny Peterkin
Company Secretarial Assistant
Mondi Group

Tel. +44 (0)1932 826368
Fax. +44 (0)1932 826351
Email. jenny.peterkin@mondigroup.com

PROCESSED
JAN 22 2009
THOMSON REUTERS

2009 JAN 21 A 2:40

CIPRO
COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group

Date: 12/01/2009

Our Reference: 46304393

P MOLETE
E-mail: PALESA.MOLETE@MONDIGROUP.COM
P O BOX 61101
MARSHALLTOWN
2107

RE: Amendment to Company Information
Company Number: 1967/013038/06
Company Name: MONDI LIMITED

We have received a CM29 (Contents of register of directors, auditors and officers) from you dated 12/01/2009.

The CM29 was accepted and placed on file.

The following change was effected:
Surname=KING
Full ForeNames=ANDREW CHARLES WALLIS
Id No=6909135109086
Status :ACTIVENature of Change=CHANGE OF ADDRESS

Yours truly

Registrar of Companies

Please Note:

The attached certificate can be validated on the CIPRO web site at www.cipro.co.za.
The contents of the attached certificate was electronically transmitted to the South African Revenue Services.

Certificate issued by the Registrar of Companies & Close Corporations on Monday, January 12, 2009 03:42
Certificate of Confirmation

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group

Registration Number	**1967 / 013038 / 06**
Enterprise Name	**MONDI LIMITED**
Enterprise Shortened Name	**None provided.**
Enterprise Translated Name	**None provided.**
Registration Date	**11/12/1967**
Business Start Date	**11/12/1967**
Enterprise Type	**Public Company**
Enterprise Status	**In Business**
Financial Year End	**December**
Tax Number	**9200017714**
Main Business/Main Object	**WHOLESALE AND RETAIL TRADE; REPAIR OF MOTOR VEHICLES, MOTOR CYCLES AND PERSONAL AND HOUSEHOLD GOODS; HOTELS AND RESTAURANTS**
Postal Address	**POSTNET SUITE #444 PRIVATE BAG X1 MELROSE ARCH 2076**
Address of Registered Office	**4TH FLOOR NO 3 MELROSE BOULEVARD MELROSE ARCH 2196**

Auditors

Name	**DELOITTE AND TOUCHE**
Postal Address	**PRIVATE BAG X6 GALLO MANOR 2052**

Active Directors / Officers

Surname and first names	ID number or date of birth	Director type	Appointment date	Addresses
KING, ANDREW CHARLES WALLIS	6909135109086	Director	23/10/2008	Postal: POSTNET SUITE #444, PRIVATE BAG X1, MELROSE ARCH, 2076 Residential: 9 PORTER AVENUE, MELROSE NORTH, JOHANNESBURG, 2196
OSWALD, PETER JOSEF	620510	Director	01/01/2008	Postal: KELSENSTRASSE 7, 1032, VIENNA, AUSTRIA Residential: COBENZLGASSE 109, 1190, VIENNA, AUSTRIA

Certificate issued by the Registrar of Companies & Close Corporations on Monday, January 12, 2009 03:42

Certificate of Confirmation

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

a member of the dti group

Registration number 1967 / 013038 / 06

Enterprise Name **MONDI LIMITED**

Active Directors / Officers

Surname and first names	ID number or date of birth	Director type	Appoint-ment date	Addresses
MATTEWS, COLIN STEPHEN	570804	Director	23/05/2007	Postal: 44 MAIN STREET, JOHANNESBURG, 2001 Residential: BRAE COTTAGE BUTE AVENUE, RICHMOND SURREY, 27 AX
PARKER, SIR JOHN	420804	Director	23/05/2007	Postal: 44 MAIN STREET, JOHANNESBURG, 2001 Residential: KEMENDINE COURT WOOD, NEWTOWN FERRERS, DEVON, PL 8 IBW
MKHIZE, IMOGEN NONHLANHLA	6305160715089	Director	23/05/2007	Postal: 44 MAIN STREET, JOHANNESBURG, 2001 Residential: 6 KERHODE PLACE, DURBAN NORTH, 4051
WILLIAMS, DAVID MICHAEL	470601	Director	23/05/2007	Postal: 44 MAIN STREET, JOHANNESBURG, 2001 Residential: BUNZL PLC 110 PARK STREET, LONDON, WIK 6NX
QUINN, ANNE CECILE	510407	Director	23/05/2007	Postal: 44 MAIN STREET, JOHANNESBURG, 2001 Residential: 31 CAPITAL WHARF, 50 WAPPING HIGH STREET, LONDON, E1W 1LY
RAMAPHOSA, CYRIL MATAMELA	5511175681087	Director	03/12/2004	Postal: SUITE 167 PRIVATE BAG X9924, SANDTON, 2146 Residential: 29 TEESDALE, HYDE PARK, JOHANNESBURG, 2196
LAUBSCHER, PHILIP ALBERT	5511185026086	Company Secretary (Natural Person)	23/01/2001	Postal: P O BOX 61587, MARSHALLTOWN, 2107 Residential: 67 TANA ROAD, SUNNINGHILL, 2157
HATHORN, DAVID ANDREW	6205215098004	Director	07/05/1997	Postal: P O BOX 61101, MARSHALLTOWN, 2107 Residential: 17B SPRINGHILL ROAD, RIVERCLUB, 2149

Date: 13/01/2009

Our Reference: 46306109

P MOLETE
E-mail: PALESA.MOLETE@MONDIGROUP.COM
P O BOX 61101
MARSHALLTOWN
2107

RE: Amendment to Company Information
Company Number: 2007/014903/10
Company Name: MONDI PLC INCORPORATED IN ENGLAND AND WALES

We have received a CM29 (Contents of register of directors, auditors and officers) from you dated 13/01/2009.

The CM29 was accepted and placed on file.

The following change was effected:
Surname=KING
Full ForeNames=ANDREW CHARLES WALLIS
Id No=6909135109086
Status :ACTIVENature of Change=CHANGE IN ADDRESS

Yours truly

Registrar of Companies

Please Note:

The attached certificate can be validated on the CIPRO web site at www.cipro.co.za.
The contents of the attached certificate was electronically transmitted to the South African Revenue Services.

Certificate issued by the Registrar of Companies & Close Corporations on Tuesday, January 13, 2009 10:50
Certificate of Confirmation

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

a member of the dti group

Registration Number	**2007 / 014903 / 10**
Enterprise Name	**MONDI PLC INCORPORATED IN ENGLAND AND WALES**
Enterprise Shortened Name	**None provided.**
Enterprise Translated Name	**None provided.**
Registration Date	**22/05/2007**
Business Start Date	**22/05/2007**
Enterprise Type	**External Company**
Enterprise Status	**In Business**
Financial Year End	**December**
Tax Number	**9372067166**
Main Business/Main Object	**CARRY THE BUSINESS OF A HOLDING COMPANY IN ALL ITS BRANCHES AND FOR THAT PURPOSE TO ACQUIRE**
Postal Address	**POSTNET SUITE #444 PRIVATE BAG X1 MELROSE ARCH SOUTH AFRICA 2076**
Address of Registered Office	**4TH FLOOR NO 3 MELROSE BOULEVARD MELROSE ARCH JOHANNESBURG SOUTH AFRICA 2196**

Auditors

Name	**DELOITTE AND TOUCHE**
Postal Address	**PRIVATE BAG X6 GALLO MANOR 2052**

Active Directors / Officers

Surname and first names	ID number or date of birth	Director type	Appoint-ment date	Addresses
KING, ANDREW CHARLES WALLIS	6909135109086	Director	23/10/2008	Postal: POSTNET SUITE #444, PRIVATE BAG X1, MELROSE ARCH, SOUTH AFRICA, 2076 Residential: 9 PORTER AVENUE, MELROSE NORTH, JOHANNESBURG, 2196

Certificate issued by the Registrar of Companies & Close Corporations on Tuesday, January 13, 2009 10:50

Certificate of Confirmation

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

a member of the dti group

Registration number 2007 / 014903 / 10

Enterprise Name **MONDI PLC INCORPORATED IN ENGLAND AND WALES**

Active Directors / Officers

Surname and first names	ID number or date of birth	Director type	Appointment date	Addresses
OSWALD, PETER JOSEF	620510	Director	01/01/2008	Postal: KELSENSTRASSE 7, 1032, VIENNA, AUSTRIA Residential: COBENZLGASSE 109, 1190, VIENNA, AUSTRIA
RAMAPHOSA, CYRIL MATAMELA	5211175681087	Director	22/05/2007	Postal: BUILDING 1, AVIATOR PARK, STATION ROAD, ADDLESTONE, SURREY, KT15 2PG, UNITED KINGDOM, 0000 Residential: POSTNET SUITE 167, PRIVATE BAG X9924, SANDTON, 2146
WILLIAMS, DAVID MICHAEL	460118	Director	22/05/2007	Postal: BUILDING 1, AVIATOR PARK, STATION ROAD, ADDLESTONE, SURREY, KT15 2PG, UNITED KINGDOM, 0000 Residential: BUNZL PLC, 110 PARK STREET, LONDON, W1K 6NX, UNITED KINGDOM, 0000
QUINN, ANNE CECILLE	510704	Director	22/05/2007	Postal: BUILDING 1, AVIATOR PARK, STATION ROAD, ADDLESTONE, SURREY, KT15 2PG, UNITED KINGDOM, 0000 Residential: 31 CAPITAL WHARF, 50 WAPPING HIGH STREET, LONDON, E1W 1LY, UNITED KINGDOM, 0000
PARKER, JOHN	420408	Director	22/05/2007	Postal: BUILDING 1, AVIATOR PARK, STATION ROAD, ADDLESTONE, SURREY, KT15 2PG, UNITED KINGDOM, 0000 Residential: KEMENDINE, COURT WOOD, NEWTON FERRERS, PL8 1BW, UNITED KINGDOM, 0000
MKHIZE, IMOGEN NONHLANHLA	6305160715089	Director	22/05/2007	Postal: BUILDING 1, AVIATOR PARK, STATION ROAD, ADDLESTONE, SURREY, KT15 2PG, UNITED KINGDOM, 0000 Residential: 6 KERHODE PLACE, DURBAN NORTH, 4051

Certificate issued by the Registrar of Companies & Close Corporations on Tuesday, January 13, 2009 10:50

Certificate of Confirmation

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

a member of the dti group

Registration number	**2007 / 014903 / 10**
Enterprise Name	**MONDI PLC INCORPORATED IN ENGLAND AND WALES**

Active Directors / Officers

Surname and first names	ID number or date of birth	Director type	Appoint-ment date	Addresses
MATTHEWS, COLIN STEPHEN	560420	Director	22/05/2007	Postal: BUILDING 1, AVIATOR PARK, STATION ROAD, ADDLESTONE, SURREY, KT15 2PG, UNITED KINGDOM, 0000 Residential: BRAE COTTAGE, BUTE AVENUE, RICHMOND, SURREY, TW10 7AX, UNITED KINGDOM, 0000
HUNT, CAROL ANNE	610422	Company Secretary (Natural Person)	22/05/2007	Postal: BUILDING 1 AVIATOR PARK, STATION ROAD ADDLESTONE, SURREY KT15 2PG, UNITED KINGDOM, 0000 Residential: 20 CARLTON HOUSE TERRACE, LONDON, SW1Y 5AN, 0000
LAUBSCHER, PHILIP ALBERT	5511185026086	Officer	22/05/2007	Postal: POSTNET SUITE #444, MELROSE ARCH, JOHANNESBURG, SOUTH AFRICA, 2076 Residential: 67 TANA ROAD, SUNNINGHILL, SOUTH AFRICA, 2157
LAUBSCHER, PHILIP		Representative	22/05/2007	Postal: P O BOX 61101, MARSHALLTOWN, JOHANNESBURG, 2107 Residential: 55 MARSHALL STREET, JOHANNESBURG, 2001
HATHORN, DAVID ANDREW	6205215098087	Director	22/05/2007	Postal: POSTNET SUITE #444, PRIVATE BAG X1, MELROSE ARCH, SOUTH AFRICA, 2076 Residential: 17B SPRINGHILL ROAD, SANDTON, 2146

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

Registrar of Companies & Close Corporations

P O BOX 429, PRETORIA, 0001, Republic of South Africa Docex 256, PRETORIA

Call Centre Tel 086 184 3384, Website www cipro co za, WAP www cipro co za/mobile

Companies House
— for the record —

288c (ef)

Change in the details of a Director or Secretary

Company Name: **MONDI PLC**

Company Number: **06209386**

Received for filing in Electronic Format on the: **05/01/2009**

Personal Details Prior to Change

Position: **DIRECTOR** *Date of Birth:* **13/09/1969**

Original Name: **ANDREW CHARLES WALLIS KING**

New Details

Date of Change: **01/01/2009**

New Address:
9 PORTER AVENUE
MELROSE NORTH
2196 JOHANNESBURG
SOUTH AFRICA

Authorisation

Authoriser Designation: **secretary** *Date Authorised:* **05/01/2009** *Authenticated:* **Yes (E/W)**

END